Exhibit 4.31

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) dated Nov. 6, 2021 (the “Effective Date”) is made between BeyondSpring Pharmaceuticals, Inc., a corporation organized under the laws of Delaware, having its principal place of business at 28 Liberty Street, 39th Floor, New York, NY 10005 (the “Company”) and Brendan Delaney, having a principal place of business at 475 Park Ave. Leonia, New Jersey 07605 (“Consultant”), for the purpose of setting forth the exclusive terms and conditions by which the Company desires to acquire Consultant’s services on a temporary basis.

In consideration of the mutual obligations specified in this Agreement, the parties, intending to be legally bound hereby, agree to the following:

1.	Services:

(a)    The Company hereby retains Consultant, and Consultant hereby agrees to perform for the Company, certain services assigned to Consultant by the Company and in the Company’s sole discretion, as set forth on Exhibit A hereto (collectively the “Services”). Consultant is responsible for providing any necessary equipment, tools, materials, and/or supplies to perform the Services.

(b)    Consultant agrees to keep the Company updated, promptly upon the Company’s request, of any progress, problems, and/or developments of which Consultant is aware regarding the Services. The Company shall have the right to require such updates in writing from Consultant in a format specified by the Company or acceptable to the Company in its sole discretion.

2.	Consideration/Compensation:

(a)    In exchange for the prompt and satisfactory performance of the Services to be rendered to the Company hereunder (as determined by the Company), Consultant shall be entitled to receive from the Company compensation for the provision of Services in an amount of $120,000 annually, payable in cash in advance in equal monthly installments of $10,000 per month on the first business day of the applicable month (the “Services Fee”), subject to the Consultant’s continued service through such payment date.

(b)    At the Consultant’s option, the Consultant may elect to receive, in respect of the Services Fee for any given calendar year, payment of the Services Fee in the form of a grant of Options (as defined in the BeyondSpring Inc. 2017 Omnibus Plan, as may amended from time to time (the “Omnibus Plan”)) with a Black-Scholes value of $120,000 as of January 1 of the relevant year of service (each, an “Annual Option Grant”), in lieu of cash. Such election must be made no later than December 31 of the year prior to the relevant year of service. If the Consultant elects to receive payment of the Services Fee for a given year in the form of an Annual Option Grant, it shall be granted under the Omnibus Plan, shall be evidenced by an award agreement to be entered into between the Company and Consultant (each, an “Award Agreement”) and shall be subject to the terms and conditions of the Omnibus Plan and the relevant Award Agreement in all respects. Each Award Agreement shall provide that the applicable Annual Option Grant shall have an exercise price per share that is not less than the fair market value per share as of the grant date and that the option shall vest in equal installments monthly on the first day of each month of the applicable year of grant (with vesting credit given through the month of grant), subject to Consultant’s continued service through such vesting date.

(c)    The Consultant hereby elects, and the Consultant and the Company hereby acknowledge and agree, that the payment of the Service Fee in respect of calendar year 2021 shall be made by Annual Option Grant as soon as practicable following the Effective Date (and for the avoidance of doubt, pro-rate for 2021 from the Effective Date).

(d)    Consultant shall not be entitled to receive any other compensation or any benefits from the Company in respect of the Services. Except as otherwise required by law, the Company shall not withhold any sums or payments made to Consultant for social security or other federal, state or local tax liabilities or contributions, and all withholdings, liabilities, and contributions shall be solely Consultant’s responsibility. Further, Consultant understands and agrees that the Services are not covered under the unemployment compensation laws and are not intended to be covered by workers’ compensation laws.

(e)    The Company and Consultant acknowledge and agree that Consultant also serves as a member of the Board of Directors of the Company and is a party to that certain director agreement dated as of July 07, 2021, by and between the Company and Consultant (the “Director Agreement”). Compensation in respect of services as member of Board of Directors of the Company is solely governed by the Director Agreement, and compensation in respect of the Services is governed solely by this Agreement.

3.	Confidential Information; Company Property:

(a)    Prior to or on the Effective Date, Consultant has executed the Company’s standard Confidential Disclosure Agreement (the “Company CDA”). Consultant agrees that the Company CDA supersedes and replaces any prior confidentiality agreement between the parties. In the event that Consultant is an entity, or otherwise will cause individuals in its employ or under its supervision to participate in the rendering of the Services, Consultant agrees to cause each such individual to execute the Company CDA.

(b)    Consultant agrees to segregate all Confidential Information, as defined in the Company CDA, from the proprietary information of any other companies for which it may provide services.

(c)    Consultant shall not disclose or otherwise make available to the Company in any manner any confidential and proprietary information received by Consultant from third parties. Consultant warrants that his/her performance of all the terms of this Agreement does not and will not breach any agreement entered into by Consultant with any other party, and Consultant agrees not to enter into any agreement, oral or written, in conflict herewith.

(d)    In addition, Consultant recognizes that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use such information only for certain limited purposes. Consultant agrees that he/she owes the Company and such third parties, during the term of Consultant’s relationship with the Company and thereafter, regardless of the reason for the termination of the relationship, a duty to hold all such confidential or proprietary information in the strictest of confidence and not to disclose such information to any person, firm or corporation (except as necessary in carrying out his/her work for the Company consistent with the Company’s agreement with such third party) or to use such information for the benefit of anyone other than for the Company or such third party (consistent with the Company’s agreement with such third party).

(e)    Consultant also agrees that during his/her consultancy with the Company that he/she shall not make, use or permit to be used any Company Property otherwise than for the benefit of the Company. The term “Company Property” shall include all notes, emails, memoranda, reports, lists, records, drawings, sketches, designs, specifications, software programs, software code, data, pagers, documentation or other materials of any nature and in any form, whether written, printed, electronic or in digital format or otherwise, relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs, and any other Company property in her possession, custody or control. Consultant further agrees that he/she shall not, after the termination of her consultancy, use or permit others to use any such Company Property. Consultant acknowledges and agrees that all Company Property shall be and remain the sole and exclusive property of the Company. Immediately upon the termination of Consultant’s consultancy, Consultant shall deliver all Company Property in his/her possession, and all copies thereof, to the Company.

4.	Ownership of Work Product:

(a)    Consultant agrees to promptly disclose to the Company any and all Work Product. “Work Product” includes without limitation any and all notes, drawings, designs, technical data, know how, works of authorship, firmware, software, ideas, improvements, inventions, material, information, work or product conceived, created, written or first reduced to practice by Consultant either solely or jointly with others in the performance of consulting services for the Company and/or resulting from use of Confidential Information by Consultant solely or jointly with others. Consultant agrees to assign and does hereby assign to the Company his/her entire right, title and interest, including without limitation any copyright, patent, trade secret, trademark (including the good will associated therewith) or other intellectual property rights in and to the Work Product. All works of authorship, firmware, software or other applicable Work Product shall be considered works for hire by Consultant for the Company and all Work Product shall be the Company’s sole and exclusive property. Consultant agrees to and shall provide the Company with all Work Product generated on the Company’s behalf.

(b)    Consultant hereby grants to the Company under any and all intellectual property rights a non-exclusive, irrevocable, royalty free, and worldwide license to use all notes, works of authorship, ideas, designs, firmware, software, technical data, ideas, research, reports, and other such inventions which are not Work Product, but which are owned by Consultant and are necessary or desirable to use any Work Product delivered by Consultant to the Company (individually and collectively, “Background Material”) including, without limitation, the right to make, have made, sell, offer for sale, rent, lease, import, copy, create derivative works, display, perform, and distribute the Background Material.

(c)    Consultant further agrees:

(i)    to apply for, obtain, register and vest in the name of the Company alone (unless the Company otherwise directs) patents, copyrights, trademarks or other analogous protection in any country throughout the world and when so obtained or vested to renew and restore the same; and

(ii)    to defend any judicial, opposition or other proceedings in respect of such applications and any judicial, opposition or other proceedings or petitions or applications for revocation of such patent, copyright, trademark or other analogous protection.

(d)    Consultant also agrees, at the request and cost of the Company, to promptly sign, execute, make and do all such deeds, documents, acts and things as the Company may reasonably require or desire to perfect the Company’s entire right, title, and interest in and to any Work Product and/or Background Material. Consultant agrees that if the Company is unable because of Consultant’s unavailability, or for any other reason, to secure the signature of an authorized agent of Consultant to apply for or to pursue any application for any United States or foreign patents, copyright or trademark registrations covering the assignments to the Company, then Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Consultant’s agent and attorney in fact, to act for and in Consultant’s behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyright, and trademark registrations thereon with the same legal force and effect as if executed by an authorized agent of Consultant.

(e)    Consultant warrants that he/she has good and marketable title to the Background Material and Work Product and that she shall not knowingly incorporate into any Work Product any material that would infringe any copyright, trade secret, trademark or other intellectual property rights of any person or entity. Consultant further warrants that the Background Material and Work Product shall be free and clear of all liens, claims, encumbrances or demands of third parties, including any claims by any such third parties of any right, title or interest in or to the Background Material and/or Work Product arising out of any patent, trade secret, copyright or other intellectual property right. Consultant shall indemnify, defend and hold harmless the Company and its customers from any and all liability, loss, cost, damage, judgment or expense (including reasonable attorney’s fees) resulting from or arising in any way out of any such claims by any third parties, and/or which are based upon, or are the result of any breach of, the warranties contained in this Section 4. In the event of a breach of the warranties set forth in this Section 4, in addition to all other remedies available to the Company, Consultant shall, at no additional cost to the Company, replace or modify the Work Product within a reasonable time, with a functionally equivalent and conforming Work Product at his/her own expense, or obtain for the Company the right to continue using the Work Product and in all other respects use his/her best efforts to remedy the breach.

5.	Noncompetition; Nonsolicitation:

During the period of this Agreement, and for a period of one year thereafter, Consultant shall not (without the prior written consent of the Company) directly or indirectly, alone or as a partner, joint venturer, consultant, contractor, lender, officer, director, employee, stockholder or investor of any entity: (i) engage in any business or activity which involves direct competition to Plinabulin (the “Field”); or (ii) promote, develop, assist in the development or commercial activities of, contract or collaborate with, any business with respect to its activities in the Field. Further, during the period of this Agreement and for one year thereafter, Consultant shall not, directly or indirectly, alone or as a partner, joint venturer, consultant, contractor, lender, officer, director, employee, stockholder or investor of any entity, (a) solicit or do business with any customer of the Company or any potential customer of the Company with whom Consultant has had contact or about whom he/she has obtained Confidential Information, or (b) recruit or solicit for hire any person who is or was an employee, agent, representative or consultant of the Company at any time during the term of this Agreement or during the period of one year thereafter, or in any manner seek to solicit or induce any such person to leave his/her employment with the Company, or assist in the recruitment or hiring of any such person.

6.	Indemnification/Release:

(a)    Consultant agrees to take all necessary precautions to prevent injury to any persons (including employees of the Company) or damage to property (including the Company’s property) during the term of this Agreement, and shall indemnify, defend and hold harmless the Company, its officers, directors, shareholders, employees, representatives and/or agents from any claim, liability, loss, cost, damage, judgment, settlement or expense (including attorney’s fees) resulting from or arising in any way out of injury (including death) to any person or damage to property arising in any way out of any act, error, omission or negligence on the part of Consultant or any Consultant employee in the performance or failure to fulfill any Services or obligations under this Agreement. Consultant further agrees to indemnify, defend and hold harmless the Company, its officers, directors, shareholders, employees, representatives and/or agents from the costs to the Company of remedying any violation or breach of this Agreement by Consultant and/or from the costs to the Company resulting from a breach by Consultant to a third party during the performance of the Services under this Agreement.

(b)    Consultant agrees to indemnify and hold the Company harmless from and against any and all claims, losses, demands, liabilities, damages, costs, or expenses (including, without limitation, attorney’s fees, back wages, liquidated damages, penalties or interest) resulting from any violation of any federal, state or local law, regulation, or ordinance by Consultant, including, without limitation, Consultant’s failure to collect, withhold, or pay any and all federal or state taxes required to be withheld or paid by employers or employees, including, without limitation, any and all income tax, social security, and FUTA taxes.

(c)    In the event of any breach of this Agreement or the Company CDA by Consultant, the Company shall first notify Consultant of the existence of such breach and provide Consultant thirty (30) days in which to remedy the breach at Consultant’s expense. Notwithstanding the foregoing, Consultant agrees that any breach of this Agreement or the Company CDA will cause irreparable harm to the Company and that in the event of such breach or threatened breach, the Company shall have, in addition to any and all remedies at law and those remedies stated in this Agreement and the Company CDA, the right to an injunction, specific performance, or other equitable relief to prevent violation of Consultant’s obligations hereunder or under the Company CDA.

7.	Insurance Requirements:

(a)    Consultant warrants that he/she will obtain and keep in full force and effect at all times hereunder workers’ compensation, general liability and errors and omissions or professional liability insurance covering all of his/her or her Services. All said policies shall be in amounts and with insurers reasonably acceptable to the Company, and the Company shall be listed as an additional named insured and/or as an additional loss-payee under such policies.

(b)    Consultant shall provide to the Company copies of all policies required to be maintained, and a Certificate of Insurance indicating said coverage shall be provided to the Company upon request. Such Certificate of Insurance shall indicate that the policies will not be changed or terminated without at least ten (10) days’ prior written notice to the Company, and shall also indicate that the insurer has waived its subrogation rights against the Company.

8.	Termination:

This Agreement shall be effective on the date hereof and shall continue for the term set forth on Exhibit A hereto, unless sooner terminated by either party upon 30 days’ prior written notice. In the event of termination, Consultant shall, upon request, perform such work as may be requested to transfer work in process to the Company or to a party designated by the Company.

9.	Independent Contractor:

(a)    The Company and Consultant expressly agree and understand that Consultant is an independent contractor and nothing in this Agreement nor the services rendered hereunder is meant, or shall be construed in any way or manner, to create between them a relationship of employer and employee, principal and agent, partners or any other relationship other than that of independent parties contracting with each other solely for the purpose of carrying out the provisions of this Agreement. Consultant is not the agent of the Company and is not authorized and shall not have the power or authority to bind the Company or incur any liability or obligation, or act on behalf of the Company. At no time shall Consultant represent that he/she is an agent of the Company, or that any of the views, advice, statements and/or information that may be provided while performing the Services are those of the Company.

(b)    While the Company is entitled to provide Consultant with general guidance to assist Consultant in completing the scope of work to the Company’s satisfaction; Consultant is ultimately responsible for directing and controlling the performance of the task and the scope of work, in accordance with the terms and conditions of this Agreement. Consultant shall use his/her best efforts, energy and skill in his/her own name and in such manner as he/she sees fit.

(c)    Consultant acknowledges and agrees that Consultant shall not be entitled to any benefits provided by the Company to its employees. In addition, Consultant shall have sole and exclusive responsibility for the payment of all federal, state, and local income taxes, for all employment and disability insurance, and for Social Security and other similar taxes with respect to any compensation provided by the Company hereunder. CONSULTANT FURTHER AGREES THAT IF THE COMPANY PAYS OR BECOMES LIABLE FOR SUCH TAXES OR RELATED CIVIL PENALTIES OR INTEREST AS A RESULT OF CONSULTANT’S FAILURE TO PAY TAXES OR REPORT INCOME, OR DUE TO THE COMPANY’S FAILURE TO WITHHOLD

TAXES ON CONSULTANT’S INCOME, CONSULTANT SHALL INDEMNIFY AND HOLD THE COMPANY HARMLESS FOR ANY SUCH LIABILITY.

(d)    Consultant shall assume and accept all responsibilities which are imposed on independent contractors by any applicable statute, regulation, rule of law, or otherwise. In performing the Services, Consultant agrees to comply with all applicable laws, regulations, and guidelines; the Company’s applicable standard policies (including, but not, limited to, the Company’s Electronic Communications Policy); and the highest professional and industry standards relevant to the Services.

10.	Consultant Warranties:

(a)    The execution and performance of this Agreement will not constitute a breach or default under any contract or instrument to which Consultant is a party, or by which he/she is bound, including, without limitation, any and all employment, noncompetition and nondisclosure agreements with any former employer or customer, and Consultant is under no contractual or other obligation to any third party which would prevent or limit his/her performance of Services under this Agreement.

(b)    Consultant has complied with all federal, state, and local laws regarding business permits and licenses that may be required to carry out the Services to be performed under this Agreement.

(c)    Consultant is free to disclose to the Company, without breach of any obligation to a third party, any and all information, ideas, suggestions, developments, or know-how that Consultant will divulge in performing the Services under this Agreement.

11.	General:

(a)    This Agreement does not create an obligation on the Company to continue to retain Consultant beyond this Agreement’s termination.

(b)    This Agreement may not be changed unless mutually agreed upon in writing by both Consultant and by an authorized officer of the Company.

(c)    Sections 3, 4, 5, 6, 7, 8, and 9 shall survive the termination of this Agreement regardless of the manner of such termination.

(d)    Any waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof.

(e)    Consultant hereby agrees that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein. Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear.

(f)    The Company shall have the right to assign this Agreement to its successors and assigns, and this Agreement shall inure to the benefit of and be enforceable by said successors or assigns. Consultant may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company’s President, and this Agreement shall be binding upon Consultant’s heirs, executors, administrators and legal representatives.

(g)    This Agreement and all aspects of the relationship between the parties hereto shall be construed and enforced in accordance with and governed by the internal laws of Delaware without regard to its conflict of laws and provisions. Consultant further agrees that any claims or legal actions by one party against the other arising out of the relationship between the parties contemplated herein (whether or not arising under this Agreement) shall be commenced and maintained in any state or federal court located in Delaware, and Consultant hereby submits to the jurisdiction and venue of any such court.

(h)    This Agreement and Exhibit A hereto set forth the complete, sole and entire agreement between the parties with respect to the subject matter herein and supersede any and all other agreements, negotiations, discussions, proposals, or understandings, whether oral or written, previously entered into, discussed or considered by the parties.

(i)    The language of all parts of this Agreement will in all cases be construed as a whole in accordance with its fair meaning and not strictly for or against either party hereto.

(j)    This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(k)    All notices provided for in this Agreement shall be given in writing and shall be effective when either served by hand delivery, electronic facsimile transmission, express overnight courier service, or by registered or certified mail, return receipt requested, addressed to the parties at their respective addresses as set forth in the preamble to this Agreement, or to such other address or addresses as either party may later specify by written notice to the other.

IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement as of the Effective Date.

BEYONGSPRING	CONSULTANT
PHARMACEUTICLAS, INC.

/s/ Lan Huang	/s/ Brendan Delaney

Name: Lan Huang	Name: Brendan Delaney
Title: CEO

EXHIBIT A

Term:

The term of this Agreement becomes effective on the date hereof and will continue in effect for a period of one (1) year, provided however, in the event neither party gives notice of its election to terminate this Agreement at least thirty (30) days prior to the end of such year (or any subsequent one (1) year term), this Agreement shall be extended automatically for an additional one (1) year. Notwithstanding the foregoing, either Consultant or the Company may terminate this Agreement upon thirty (30) days’ notice any time following the date hereof.

Description of Services:

Consultant will make available consulting services to the Company with respect to the following, including general consulting services of commercial nature on Plinabulin and other pipeline programs.

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